Exhibit 99.6
Consent of Independent

Registered Public

Accounting Firm
We consent to the reference

to our Firm under

the caption “Experts”, which appears

in the Annual Information

Form in Exhibit 99.1, and to the use in

this Annual
Report on Form 40-F/A of our reports dated

December 4, 2024, with respect to the

consolidated balance sheets of The Toronto-Dominion Bank (the “Bank”)

as
of October 31, 2024 and 2023, and the

consolidated statements of income, comprehensive

income, changes in equity and cash flows

for the two-year period
ended October 31,

2024, and the

effectiveness of internal

control over

financial reporting

of the Bank as

of October 31, 2024.
We also

consent to

the incorporation

by reference

of our

reports dated

December 4,

2024 in

the following

Registration Statements of the Bank:
1)
Registration Statement

(Form F-3 No.

333-83232),
2)
Registration Statement

(Form F-3 No.

333-262557),
3)
Registration Statement

(Form S-8 No.

333-101026),
4)
Registration Statement

(Form S-8 No.

333-116159),
5)
Registration Statement

(Form S-8 No.

333-120815),
6)
Registration Statement

(Form S-8 No.

333-142253),
7)
Registration Statement

(Form S-8 No. 333-150000),
8)
Registration Statement

(Form S-8 No.

333-167234),
9)
Registration Statement

(Form S-8 No.

333-169721),
10)
Registration Statement

(Form S-8 No. 333-263318),

and
11)
Registration Statement

(Form S-8, No.

333-275850).
/s/Ernst & Young LLP
Chartered Professional

Accountants

Licensed Public Accountants
Toronto, Canada
December 9,

2024